Exhibit 8

SUBSIDIARIES OF QUATERRA RESOURCES INC.

Name	Jurisdiction of Incorporation or Organization
Quaterra Alaska, Inc.	Alaska, United States
Singatse Peak Services LLC	Nevada, United States
Six Mile Mining Company	Alaska, United States
Quaterra International Limited	British Virgin Islands
QTA International Nieves Limited	British Virgin Islands